Form 10-K, Exhibit 13
period 1996-12-31
CLINTRIALS RESEARCH INC
filed 1997-03-31
CIK 870978

                                                                    EXHIBIT 13

ClinTrials Research Inc.
SELECTED CONSOLIDATED FINANCIAL DATA
(in thousands, except for per share amounts)



                                                1992     1993      1994       1995        1996
                                             ----------------------------------------------------
STATEMENT OF OPERATIONS

Revenue:
  Service Revenue                             $ 31,382 $49,939    $67,763    $86,217    $122,438
  Less subcontractor costs                       4,951  14,655     24,889     28,371      28,984
                                                ------  ------     ------     ------     -------
Net service revenue                             26,431  35,284     42,874     57,846      93,454

Operating costs and expenses:
  Direct costs                                  16,723  21,121     25,324     34,850      55,336
  Selling, general and administrative
      expenses                                   8,452  10,239     12,111     15,209      25,387
  Depreciation and amortization                  1,488   1,691      1,937      2,287       3,905
                                                ------  ------     ------     ------     -------

Income (loss) from operations                     (232)  2,233      3,502      5,500       8,826

Other income (expense)                            (570)   (255)       497        665         969
                                                ------  ------     ------     ------     -------

Income (loss) before income taxes,
  extraordinary item and cumulative effect
  of accounting change                           (802)   1,978      3,999      6,165       9,795

Provision for income taxes                       (332)  (1,180)    (1,846)    (2,564)     (2,988)
                                               ------   ------     ------     ------     -------

Income (loss) before extraordinary item
  and cumulative effect of accounting
   change                                    $ (1,134)   $  798     $2,153     $3,601      $6,807
                                              =======    ======     ======     ======      ======
Net income (loss)                            $ (1,084)   $1,041     $2,153     $3,601      $6,807
                                              =======    ======     ======     ======      ======
Income (loss) per share before extraordinary
  item and cumulative effect of
  accounting change                          $  (0.12)    $0.08      $0.16      $0.26      $ 0.43
                                              =======    ======     ======     ======      ======
Net income (loss) per share                  $  (0.11)    $0.10      $0.16      $0.26      $ 0.43
                                              =======    ======     ======     ======      ======
Number of shares and common stock equivalents
  used in computing earnings per common and
  common equivalent share                      9,683    10,379     13,500     13,632      15,677

Balance sheet data (end of period)
Cash, cash equivalents, and held-to-maturity
  securities                                  $8,966   $22,130    $21,045    $17,031     $38,087
Working capital (deficit)                     (2,405)   12,088     14,044     16,867      52,346
Total assets                                  28,175    47,318     49,680     58,626     156,953
Long-term debt, less current
     portion                                   5,481        --         --         --          --
Stockholders' equity                           4,859    24,409     26,717     30,951     125,402
------------------------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

OVERVIEW

The Company is a full-service contract research organization ("CRO") serving the pharmaceutical, biotechnology and medical device industries. The Company designs, monitors and manages preclinical and clinical trials, provides clinical data management and biostatistical services and offers product registration services throughout the United States, Canada and Europe. The Company generates substantially all of its revenue from the preclinical and clinical testing of new pharmaceutical and biotechnology products.

The Company's contracts are typically fixed-price, multi-year contracts that usually require a portion of the contract amount to be paid at or near the time the trial is initiated. The Company generally bills its clients upon the completion of negotiated performance requirements and, to a lesser extent, on a date certain basis. The Company's contracts generally may be terminated with or without cause. In the event of termination, the Company is typically entitled to all sums owed for work performed through the notice of termination and all costs associated with termination of the study. In addition, some of the Company's contracts provide for an early termination fee, the amount of which usually declines as the trial progresses. Termination or delay in the performance of a contract may occur for various reasons, including, but not limited to, unexpected or undesired results, inadequate patient enrollment or investigator recruitment, production problems resulting in shortages of the drug, adverse patient reactions to the drug, or the client's decision to de-emphasize a particular trial.

Revenue for contracts is recognized on a percentage of completion basis as work is performed. Revenue is affected by the mix of trials conducted and the degree to which labor and facilities are utilized. The Company routinely subcontracts with third party investigators in connection with multi-site clinical trials and with other third party service providers for laboratory analysis and other specialized services. These costs are passed through to clients and, in accordance with industry practice, are included in service revenue. Subcontractor services may vary significantly from contract to contract; therefore, changes in service revenue may not be indicative of trends in revenue growth. Accordingly, the Company views net service revenue, which consists of service revenue less subcontractor costs, as its primary measure of revenue growth. The Company has had, and will continue to have, certain clients from which at least 10 percent of the Company's overall revenue is generated over multiple contracts. Such concentrations of business are not uncommon within the CRO industry.

Since it is common for clients to authorize projects and the Company to commence providing services before a contract is signed, the Company believes reported backlog should consist of anticipated net revenue from uncompleted projects which have been authorized by a client, through a written contract or otherwise. At December 31, 1996, backlog was approximately $140.7 million, as compared to approximately $90.2 million at December 31, 1995. The Company believes that backlog is not a consistent indicator of future results because backlog can be affected by a number of factors, including the variable size and duration of projects, many of which are performed over several years. Additionally, projects may be terminated by the client or delayed by regulatory authorities for many reasons, including unexpected test results. Moreover, the scope of a project can change during the course of a study.

The Company's core business in the United States has experienced significant growth, reflecting both an expansion of the Company's client base and an increase in the number of projects under management. Prior to 1992, the Company's European operation primarily performed services required by contracts generated by United States operations. In late 1992, the Company began expanding its core European operation, which consists of offices in Maidenhead, UK and Brussels, Belgium, which contributed significantly to operating losses incurred in 1993 and 1994 in Europe. The core European operation eliminated its operating loss in 1995 and became profitable in 1996. During 1996, the Company expanded its ability to perform international clinical trials by opening offices in Australia, Chile, France, and Israel. This was done partially in response to client requests for the Company to provide services in these areas. The Company plans to continue to develop these and other operations abroad. This will require additional investments in marketing and infrastructure and may include the establishment of other new offices. Currently, the Company anticipates each new office will incur losses through its first twelve months of operations.

Contracts between the Company's subsidiaries (primarily in Canada and to a lesser extent in the United Kingdom) and their clients may be denominated in a currency other than the local currency of the subsidiary. Because substantially all of the subsidiaries' expenses are paid in the local currency of the subsidiary, such subsidiaries' earnings related to these contracts could be affected by fluctuations in exchange rates. Generally, the Company attempts to contractually limit its future foreign exchange risks with its clients. In addition, the Company may use future foreign exchange contracts to hedge the risk of changes in foreign currency exchange rates associated with contracts in which the expenses for providing services are incurred in one currency and paid for by the client in another currency. The Company expects its subsidiaries located outside the United States to generate approximately 40% of its net revenue in 1997, at least half of which will be generated by the Company's Canadian subsidiary. Therefore, fluctuations in exchange rates may have a material affect on the earnings of the Company.

The Company's consolidated financial statements are denominated in U.S. dollars and, accordingly, changes in the exchange rates between the Company's subsidiaries' local currency and the U.S. dollar will affect the translation of such subsidiaries' financial results into U.S. dollars for purposes of reporting the Company's consolidated financial results. Translation adjustments are reported as a separate section of stockholders' equity. Such adjustments may in the future be material to the Company's financial statements.

ACQUISITION OF
BIO-RESEARCH LABORATORIES LTD.

On July 31, 1996, the Company purchased for $65 million in cash all of the assets and assumed certain liabilities of Bio-Research Laboratories Ltd. of Montreal, Quebec. Bio-Research is a leading contract research organization which provides services to clients in the pharmaceutical, biotechnology, chemical and medical device industries. Bio-Research designs and conducts preclinical trials, based primarily upon animal models, that produce the data required to assess and evaluate efficacy in and potential risks to humans. The acquisition was financed with the proceeds of a public offering of 4,485,000 shares of the Company's common stock at $20 per share on July 24, 1996 (as adjusted for the Company's three-for-two stock split). Net proceeds to the Company from the offering were approximately $84.9 million, $65 million of which was used to fund the acquisition. The operations of Bio-Research are included in the Company's results of operations from the date of acquisition.


RESULTS OF OPERATIONS

Year ended December 31, 1996 compared with year ended December 31, 1995

Net service revenue increased 61.6% to $93.5 million in 1996 from $57.8 million in 1995. Excluding $13.8 million of revenue recognized in 1996 related to Bio-Research, net service revenue increased 37.7%. This increase resulted primarily from an increase in the number of contracts under management and in the number of clients served. The backlog at December 31, 1996 was $140.7 million, representing 402 contracts from 114 clients, as compared to $90.2 million at December 31, 1995, representing 152 contracts from 43 clients.

Direct costs increased 58.8% to $55.3 million in 1996 from $34.9 million in 1995, and declined as a percentage of net service revenue to 59.2% from 60.2%. Direct costs, as a percentage of net revenue, may fluctuate from one period to the next based on the mix of contracts in the backlog as of any given date. In addition, direct costs may fluctuate due to changes in labor and facility utilization resulting from the growth the Company has experienced.

Selling, general and administrative costs increased 66.9% to $25.4 million in 1996 from $15.2 million in 1995, and increased as a percentage of net service revenue to 27.2% from 26.3%. The increase as a percentage of net revenue is primarily attributable to the inclusion of Bio-Research. Selling, general and administrative costs, which primarily includes compensation for administrative employees, facilities costs, and marketing costs, are relatively fixed in the near term and generally will increase at a lower rate than revenue. In addition, the Company has incurred and will continue to incur costs related to expanded infrastructure required to open new offices as described previously.

Depreciation and amortization expense increased 70.8% to $3.9 million in 1996 from $2.3 million in 1995, primarily due to the Company's preclinical operations.

Interest income, net of interest expense, increased to $969,000 in 1996 from $665,000 in 1995.

Consolidated income before income taxes increased to $9.8 million in 1996 from $6.2 million in 1995. The provision for income taxes was $3.0 million in 1996 as compared to $2.6 million in 1995 resulting in effective tax rates of 31% and 42%, respectively. The significant items that create the difference between the Company's federal statutory and effective tax rates are state and local taxes, research and development tax credits generated by the Company's Canadian subsidiary, tax-exempt interest income, nondeductible amortization of goodwill, and foreign net operating losses not previously recognized. The Company, in general, will not record a tax asset for losses incurred in its foreign operations until such time, if any, that it has three years of profits in the applicable jurisdiction. However, the Company will recognize a tax benefit for losses incurred in its foreign operations as the subsidiary generates taxable income to the extent of the cumulative losses.

Year ended December 31, 1995 compared with year ended December 31, 1994.

Net service revenue increased 34.9% to $57.8 million in 1995 from $42.9 million in 1994. This increase resulted primarily from an increase in the number of contracts under management and in the size of such contracts. The backlog at December 31, 1995, was $90.2 million, representing 152 contracts from 43 clients, as compared to $71.1 million at December 31, 1994, representing 137 contracts from 45 clients.

Direct costs increased 37.6% to $34.9 million in 1995 from $25.3 million in 1994, and increased as a percentage of net service revenue to 60.2% from 59.1%. Direct costs as a percentage of net revenue may fluctuate from one period to the next based on the mix of contracts in the backlog as of any given date. In addition, direct costs may fluctuate due to changes in labor utilization resulting from the growth the Company has experienced.

Selling, general and administrative expenses increased 25.6% to $15.2 million in 1995 from $12.1 million in 1994, but declined as a percentage of net service revenue to 26.3% from 28.2%. Selling, general and administrative costs are relatively fixed in the near term and generally will increase at a lower rate than net revenue. The two largest components of selling, general and administrative costs are labor (executive, business development, finance and administration) and rent. Labor costs increased 15.3% to $5.3 million in 1995 from $4.6 million in 1994, but decreased as a percentage of net service revenue to 9.2% from 10.8%. Rent expense increased 22.7% to $2.7 million in 1995 from $2.2 million in 1994, and decreased as a percentage of net service revenue to 4.6% from 5.0%. Additional office space was leased during the year for new employees hired to support the increase in level of operations.

Depreciation and amortization expense increased 18.1% to $2.3 million in 1995 compared to $1.9 million in 1994.

Interest income, net of interest expense, increased 33.8% to $665,000 in 1995 from $497,000 in 1994.

Consolidated income before income taxes increased $2.2 million to $6.2 million in 1995 which included $59,000 income from foreign operations compared to consolidated income before income taxes of $4.0 million in 1994 which included a $443,000 loss from foreign operations. The provision for income taxes was $2.6 million in 1995 as compared to $1.8 million in 1994 resulting in effective tax rates of 42% and 46%, respectively. The decrease in the effective tax rate in 1995 is due primarily to the decreased operating losses in Europe. The significant items which create the difference between the Company's federal statutory and effective tax rates are foreign net operating losses unrecognized for U.S. tax purposes, non-deductible amortization of goodwill, timing differences created by depreciation, state and local income taxes, tax-exempt interest income and certain other accrued expenses. The Company will not be able to record a tax asset for losses incurred in its foreign operations until such time, if any, that it has three years of profits in the applicable jurisdiction. However, the Company will be able to recognize a tax benefit for losses incurred in its foreign operations as the subsidiary generates taxable income to the extent of the cumulative losses.

LIQUIDITY AND CAPITAL RESOURCES

The Company's primary operating cash needs on both a short-term and long-term basis are the payment of salaries, office rent and travel expenses, as well as capital expenditures. Capital expenditures have primarily been made for computer system additions and upgrades and computer equipment for new employees. Capital expenditures were $2.0 million in 1994, $3.8 million in 1995, $7.3 million in 1996, and are estimated to be $11.0 million in 1997. The Company has historically financed these expenditures, as well as acquisitions, with cash flow from operations, issuances of equity securities and borrowings under its Credit Facility as defined below. The Company utilizes its working capital to finance these expenditures pending receipt of its receivables. Contract payments by the Company's clients vary according to the terms of each contract.

The Company's contracts usually require a portion of the contract amount to be paid at or near the time the trial is initiated. Payments are generally made upon the completion of negotiated performance requirements and, to a lesser extent, on a date certain basis throughout the life of the contract. Cash receipts do not correspond to costs incurred and revenue recognition (which is based on cost-to-cost type of percentage of completion accounting). Therefore, the Company's cash flow is influenced by the interaction of changes in receivables and advanced billings. The Company typically receives a low volume of large-dollar cash receipts, and historically has received significant cash receipts from its clients in the fourth quarter.

The Company has experienced a trend, which it expects will continue, in which clients place less emphasis on prepayments and greater emphasis on negotiated performance requirements. This has increased, and may continue to increase, days sales outstanding in accounts receivable. However, the Company does not expect this trend to have a significant impact on its ability to maintain its overall working capital. The number of days sales outstanding in accounts receivable remain unchanged at 90 days at December 31, 1996 and 1995, respectively. The number of days sales outstanding in accounts receivable net of advanced billings was 52 days at December 31, 1996 and 26 days at December 31, 1995. The Company believes its days sales outstanding in accounts receivable to be comparable to the average for the CRO industry.

During 1996, net cash provided by operating activities totalled $10,000, primarily due to net income, net of non-cash expenses, of $11.0 million, an increase in accounts payable and accrued expenses of $2.0 million, and a decrease in net advanced payments to investigators of $1.2 million, which were partially offset by an increase in accounts receivable of $6.4 million, and a decrease in advanced billings of $7.0 million.

Cash used in investing activities of $64.8 million during 1996 consisted principally of the acquisition of Bio-Research Laboratories Ltd., as previously described, for $65.0 million less approximately $6.2 million cash acquired, and capital expenditures of $7.3 million. Cash provided by financing activities of $86.8 million for the same period resulted principally from issuance of common stock.

The Company had cash and cash equivalents of $38.1 million at December 31, 1996 as compared to $17.0 million at December 31, 1995.

The Company has domestic and foreign lines of credit ("Credit Facility") with banks totalling approximately $13.7 million. The lines are collateralized by the Company's assets and bear interest at the respective banks' prime interest rates. There were no borrowings outstanding under the lines of credit at December 31, 1996. Borrowings available under the lines of credit are subject to certain financial and operating covenants.

The Company expects to continue expanding its operations through internal growth and strategic acquisitions. The Company expects such activities will be funded from existing cash, cash equivalents, held-to-maturity securities, cash flow from operations, and available borrowings under its Credit Facility. The Company estimates that such sources of cash will be sufficient to fund the Company's current operations, including expansions of its foreign operations, at least through 1997. Although the Company has no present acquisition agreements or arrangements, there may be acquisition or other growth opportunities which require additional external financing, and the Company may from time to time seek to obtain additional funds from public or private issuances of equity or debt securities. There can be no assurances that such financings will be available on terms acceptable to the Company.

QUARTERLY RESULTS

The Company's quarterly operating results may fluctuate as a result of factors such as delays experienced in implementing or completing particular clinical trials and termination of clinical trials, the costs associated with integrating acquired operations, foreign exchange fluctuations, as well as the costs associated with opening new offices. Since a high percentage of the Company's operating costs are relatively fixed while revenue is subject to fluctuation, minor variations in the timing of contracts or the progress of clinical trials (both delays and accelerations) may cause significant variations in quarterly operating results. Results of one quarter are not necessarily indicative of results for the next quarter.

On February 25, 1997, the Company released a statement which estimated revenue for the first quarter of 1997 to be in the $27-28 million range compared with $17.7 million in the first quarter of 1996 and earnings per share to be approximately $0.04 compared with $0.08 in the year earlier period. The Company attributed the expected earnings decline to the February 1997 cancellation of three projects from backlog totalling approximately $27 million, combined with similar project cancellations of $10 million experienced in the fourth quarter of 1996. None of the cancellations were related to service or quality problems. The project cancellations left the Company with unbillable resources related to those projects as well as a higher level of G&A expenses incurred to cover the previously expected higher revenue levels. Additionally, the Company disclosed that it was discussing with a client the status of work on a significant project which, if the resolution turned out to be negative, could result in a charge to its earnings in the first quarter of 1997 of up to $1.5 million or an additional $0.05 per share. Subsequent to the February 25 release, the Company has determined that the resolution of this matter will not have a material impact on its earnings.

STOCK SPLIT

On October 25, 1996, the Board of Directors declared a 3-for-2 stock split to be effected in the form of a stock dividend of one-half share for each share of Company common stock outstanding as of the record date, November 11, 1996. The dividend was distributed to shareholders on November 25, 1996. Earnings per common and common equivalent share, stock option and market price data referred to in the financial statements and notes hereto have been adjusted retroactively to give effect to the stock split.

IMPACT OF ACCOUNTING STANDARDS

In October, 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation." The Statement provides for an alternate method of recording the issuance of stock options and other stock based compensation from that promulgated by Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees." Pursuant to the provisions of Statement No. 123, the Company has elected to continue to record the issuance of stock options in accordance with APB 25.

ClinTrials Research Inc.
CONSOLIDATED BALANCE SHEETS
(All dollar amounts are expressed in thousands)


                                                              DECEMBER 31
                                                        1995            1996
                                                      --------------------------
ASSETS
Current assets:
  Cash and cash equivalents                           $15,507           $38,087
  Held-to-maturity securities                           1,524                --
  Accounts receivable                                  22,248            37,270
  Advance payments to investigators                     3,932               549
  Deferred income taxes                                   644             2,361
  Other current assets                                    499             3,028
                                                       ------           -------
Total current assets                                   44,354            81,295

Property, Plant and Equipment:
  Land, buildings and leasehold improvements               --            17,448
  Equipment                                             9,042            20,493
  Furniture and fixtures                                3,022             4,415
                                                       ------           -------
                                                       12,064            42,356
  Less accumulated depreciation and amortization        4,947             8,265
                                                       ------           -------
                                                        7,117            34,091
Other assets:
  Excess of purchase price over net assets acquired     7,088            41,493
  Other assets                                             67                74
                                                       ------           -------
                                                        7,155            41,567
                                                       ------           -------
                                                      $58,626          $156,953
                                                       ======           =======
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable                                    $ 1,579          $  6,133
  Advance billings                                     19,976            14,797
  Payables to investigators                             3,490             1,336
  Accrued expenses                                      2,352             4,397
  Income taxes payable                                     90             2,286
                                                       ------           -------
Total current liabilities                              27,487            28,949
Deferred income taxes                                     188             2,602
Commitments and contingencies                              --                --

Stockholders' equity:
  Preferred Stock, $.01 par value--1,000,000
    shares authorized, no shares
    issued or outstanding                                  --                --
  Common Stock, $.01 par value--30,000,000
    shares authorized; issued and
    outstanding 13,244,177 and 17,864,258
    shares in 1995 and 1996, respectively                 132               179
  Additional paid-in capital                           40,056           126,775
  Retained-earnings (deficit)                          (9,342)           (2,535)
  Cumulative foreign currency translation
    adjustments                                           105               983
                                                       ------           -------
Total stockholders' equity                             30,951           125,402
                                                       ------           -------
                                                      $58,626          $156,953
                                                       ======           =======


See accompanying notes to consolidated financial statements.

ClinTrials Research Inc.
CONSOLIDATED STATEMENTS OF INCOME
(All dollar amounts are expressed in thousands, except for earnings per share)


                                                          DECEMBER 31
                                                 1994          1995        1996
                                                -------       -------    --------
Revenue:
  Service revenue                               $67,763       $86,217    $122,438
  Less subcontractor costs                       24,889        28,371      28,984
                                                -------       -------    --------
Net service revenue                              42,874        57,846      93,454

Operating costs and expenses:
  Direct costs                                   25,324        34,850      55,336
  Selling, general and administrative
      expenses                                   12,111        15,209      25,387
  Depreciation and amortization                   1,937         2,287       3,905
                                                -------       -------    --------
Income from operations                            3,502         5,500       8,826
Other income (expense):
  Interest income                                   597           744       1,025
  Interest expense                                 (100)          (79)        (56)
                                                -------       -------    --------
                                                    497           665         969
                                                -------       -------    --------
Income before income taxes                        3,999         6,165       9,795
Provision for income taxes                        1,846         2,564       2,988
                                                -------       -------    --------
Net income                                      $ 2,153       $ 3,601    $  6,807
                                                =======       =======    ========
Net income per common and
  common equivalent share                       $  0.16       $  0.26    $   0.43

Number of shares and common stock equivalents
  used in computing earnings per common and
  common equivalent share                    13,500,000    13,632,000  15,677,000


See accompanying notes to consolidated financial statements.

ClinTrials Research Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(All dollar amounts are expressed in thousands)


                                                                                  YEAR ENDED DECEMBER 31
                                                                        1994               1995               1996
                                                                     -----------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income                                                         $  2,153           $  3,601           $  6,807
  Adjustments to reconcile net income to
    net cash provided by operating activities:
      Depreciation and amortization of property,
        plant and equipment                                             1,273              1,660              3,267
      Amortization of other assets                                        739                627                900
      Amortization of premium on held-to-
        maturity securities                                               192                 69               --
      Deferred income taxes                                               (31)              (141)            (1,636)
      Changes in operating assets and liabilities:
          Accounts receivable                                          (2,687)            (7,790)            (6,350)
          Advance billings                                             (3,613)             7,814             (6,985)
          Payables to investigators                                     2,563             (2,697)            (2,154)
          Accounts payable and accrued
            expenses                                                      551               (241)             2,038
          Advance payments to investigators                              (306)            (3,579)             3,383
          Other current assets                                            (74)                98               (946)
          Income taxes payable                                            215               (212)             1,686
  Net cash provided(used) by operating                                  -----              -----              -----
       activities                                                         975               (791)                10

CASH FLOWS FROM INVESTING ACTIVITIES
      Purchases of property, plant and
        equipment, net                                                 (2,023)            (3,787)            (7,275)
      Acquisition of business, net of cash
        acquired                                                         --                 --              (59,047)
      Purchases of held-to-maturity securities                         (6,410)            (4,006)              --
      Maturities of held-to-maturity securities                         2,077              6,554              1,524
                                                                       ------             ------            -------
  Net cash used in investing activities                                (6,356)            (1,239)           (64,798)

CASH FLOWS FROM FINANCING ACTIVITIES
      Proceeds from sale of Common Stock                                   87                658             86,766
                                                                       ------             ------            -------
Net cash provided by financing activities                                  87                658             86,766
Effect of exchange rate changes on cash                                    68                (25)               602
                                                                       ------             ------            -------
Increase (decrease) in cash and cash
         equivalents                                                   (5,226)            (1,397)            22,580
Cash and cash equivalents at beginning of
         year                                                          22,130             16,904             15,507
                                                                       ------             ------            -------
Cash and cash equivalents at end of year                             $ 16,904           $ 15,507           $ 38,087
                                                                       ======             ======            =======
Supplemental cash flow information:
  Interest paid                                                      $     37           $     39           $     24
                                                                       ======             ======            =======

  Income tax payments                                                $  1,662           $  2,589           $  1,543
                                                                       ======             ======            =======
  Equipment purchased included in
    accounts payable                                                 $    443           $     66           $    507
                                                                       ======             ======            =======

See accompanying notes to consolidated financial statements.

ClinTrials Research Inc.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(All dollar amounts are expressed in thousands)

                                                                                 CUMULATIVE
                                                                                  FOREIGN
                                                         ADDITIONAL    RETAINED   CURRENCY
                                      COMMON STOCK        PAID-IN      EARNINGS  TRANSLATION
                                    SHARES     AMOUNT     CAPITAL      (DEFICIT) ADJUSTMENTS  TOTAL
                                  -------------------------------------------------------------------
Balance at January 1, 1994        13,084,613       $131     $39,312   $(15,096)       $62     $24,409
  Exercise of stock options           34,377        --           87       --           --          87
  Foreign currency translation
    adjustments                          --         --          --        --           68          68
  Net income                             --         --          --       2,153         --       2,153
                                  ----------       ----    --------    -------       ----    --------
Balance at December 31, 1994      13,118,990        131      39,399    (12,943)       130      26,717
  Exercise of stock options          125,187          1         347       --           --         348
  Tax benefit from exercise
    of stock options                     --         --          310       --           --         310
  Foreign currency
    translation adjustments              --         --          --        --          (25)        (25)
  Net income                             --         --          --       3,601         --       3,601
                                  ----------       ----    --------    -------       ----    --------
Balance at December 31, 1995      13,244,177        132      40,056     (9,342)       105      30,951
  Secondary offering, net of
    cash offering costs            4,485,000         45      84,856       --           --      84,901
  Exercise of stock options          135,081          2         356       --           --         358
  Tax benefit from exercise
    of stock options                     --         --        1,507       --           --       1,507
  Foreign currency
    translation adjustments              --         --          --        --          878         878
  Net income                             --         --          --       6,807         --       6,807
                                  ----------       ----    --------    -------       ----    --------
Balance at December 31, 1996      17,864,258       $179    $126,775    $(2,535)      $983    $125,402
                                  ==========       ====    ========    =======       ====    ========
See accompanying notes to consolidated financial statements.

ClinTrials Research Inc.
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
(Years Ended December 31, 1994, 1995 and 1996)

1. ORGANIZATION

ClinTrials Research Inc. (the "Company") is a full service contract research organization serving the pharmaceutical, biotechnology and medical device industries. The Company designs, monitors and manages preclinical and clinical trials, provides data management and biostatistical services, and offers product registration services throughout the United States, Canada and Europe.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying financial statements include the accounts of ClinTrials Research Inc. and its subsidiaries. All material intercompany balances and transactions have been eliminated.

FOREIGN CURRENCIES

For subsidiaries outside of the United States that operate in a local currency environment, assets and liabilities are translated to United States dollars at year-end exchange rates. Income and expense items are translated at the average rates of exchange prevailing during the year. Translation adjustments are accumulated in a separate component of stockholder's equity. Transaction gains and losses are included in the determination of net income.

CASH, CASH EQUIVALENTS, AND HELD-TO-MATURITY SECURITIES

For the purpose of the statement of cash flows, cash and cash equivalents include demand deposits and money market accounts held with a financial institution. The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at cost, adjusted for amortization of premium and accretion of discount to maturity. Such amortization is included in interest income. Interest on securities classified as held-to-maturity is included in interest income.

REVENUE RECOGNITION

Revenue from contracts is recorded as costs are incurred and includes estimated earned fees or profits calculated on the basis of the relationship between costs incurred and total estimated costs (cost-to-cost type of percentage-of-completion method of accounting). Certain contracts contain provisions for price redetermination for cost overruns. Such redetermined amounts are included in service revenue when realization is assured and the amounts can reasonably be determined. Estimated amounts representing contract change orders, claims or funding limitations are included in service revenue only when realization is probable. In the period in which it is determined that a loss will result from the performance of a contract, the entire amount of the estimated ultimate loss is provided for.

Subcontractor costs comprise investigator fees and certain other contract costs which are reimbursed by clients. Accordingly, such subcontractor costs are deducted in determining net service revenue.

UNBILLED RECEIVABLES AND ADVANCE BILLINGS

Unbilled receivables arise from those contracts under which billings can only be rendered upon the achievement of certain negotiated performance requirements or on a date-certain basis. Advance billings represent contractual billings for services not yet rendered.

INVESTIGATOR PAYMENTS

Investigator fees (subcontractor costs) are accrued on a straight-line basis over the life of the contract. Investigator payments are made based on predetermined contractual arrangements, which may differ from the accrual of the expense. Such differences in payments to investigators in excess of the accrued expense represent advance payments to investigators and accrued expenses in excess of payments made represent payables to investigators.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost.

Depreciation is provided on the straight-line method over the estimated useful lives of the respective properties, which approximate five to 40 years.

INCOME TAXES

The liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

EXCESS OF PURCHASE PRICE OVER NET ASSETS ACQUIRED

Costs in excess of the net asset value are being amortized over periods of 20 to 40 years using the straight-line method. The carrying value of the excess of purchase price over net assets acquired is reviewed if the facts and circumstances suggest that it may be impaired. If this review indicates that excess of purchase price over net assets acquired will not be recoverable, as determined based on the undiscounted cash flows of the entity acquired over the remaining amortization period, the Company's carrying value of the excess of purchase price over net assets acquired is reduced by the estimated shortfall of cash flows. Accumulated amortization of the excess of purchase price over fair value of assets acquired was approximately $2,359,000, and $3,228,000 at December 31, 1995 and 1996, respectively.

FOREIGN CURRENCY HEDGING

Foreign exchange forward contracts are legal agreements between two parties to purchase and sell foreign currency for a specified price, with delivery and settlement in the future. The Company uses foreign exchange contracts to hedge the risk of changes in foreign currency exchange rates associated with contracts in which the expenses for providing services are incurred in one currency and paid for by the client in another currency. The Company recognizes changes in value in income only when contracts are settled. At December 31, 1996, the Company's Canadian subsidiary had outstanding contracts to purchase $750,000 United States dollars per month through March 1997 at an average rate of 1.375 Canadian dollars per United States dollar.

EARNINGS PER COMMON AND COMMON EQUIVALENT SHARE

Earnings per common and common equivalent share were computed using the weighted average number of shares of common stock and common stock equivalents (dilutive stock options) outstanding during the year.

RECLASSIFICATIONS

Certain prior period amounts have been reclassified in order to conform to current period presentation. Such reclassifications had no material effect on the financial position and results of operations as previously reported.

3. STOCK SPLIT

On October 25, 1996, the Board of Directors declared a 3-for-2 stock split to be effected in the form of a stock dividend of one-half share for each share of Company common stock outstanding as of the record date, November 11, 1996. The dividend was distributed to shareholders on November 25, 1996. The stated par value was not changed from $0.01. A total of $60,000 was reclassified from the Company's additional paid-in capital to the Company's common stock account. Earnings per common and common equivalent share, stock option and market price data referred to in the financial statements and notes hereto have been adjusted retroactively to give effect to the stock split.

4. ACQUISITION

On July 31, 1996, the Company purchased for $65 million in cash all of the assets and assumed certain liabilities (the "Acquisition") of Bio-Research Laboratories Ltd. of Montreal, Quebec ("Bio-Research"). The Acquisition was financed with the proceeds of a public offering of 4,485,000 shares of the Company's common stock at $20 per share on July 24, 1996. Net proceeds to the Company from the offering were approximately $84.9 million, $65 million of which was used to fund the Acquisition.

The Acquisition was accounted for under the purchase method of accounting. The purchase price was allocated to the tangible and intangible assets acquired and liabilities assumed based upon their fair values. The purchase price allocation was as follows (in thousands):

Current assets                                          $16,468
Current liabilities assumed                              (9,635)
Property, Plant and Equipment                            23,141
Excess purchase price over net assets acquired           35,026
                                                         ------
                                                        $65,000
                                                         ======

Operations of the acquired business are included in the Company's results of operations from the date of the Acquisition.

The following represents the unaudited pro forma results of operations as if the Acquisition had occurred as of January 1 of the respective periods (in thousands, except for per share data):

                                    DECEMBER 31
                                   1995     1996
                                 -----------------
Net service revenue              $84,188  $109,332
Income before tax                  7,906    10,040
Net income                         6,368     7,718
Earnings per common and
  common equivalent share        $  0.37  $   0.44
Weighted average shares
  outstanding                     17,106    17,701


The pro forma operating results include each company's results of operations for the indicated periods with increased amortization of intangible assets as if the Acquisition had occurred as of January 1, 1995. The pro forma information given above does not purport to be indicative of the results that actually would have been obtained if the operations were combined during the periods actually presented, and is not intended to be a projection of future results or trends.

5. ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following (in thousands):


                                        DECEMBER 31
                                      1995        1996
                                    --------    --------
Trade:
  Billed                            $ 17,273    $ 22,162
  Unbilled                             4,865      12,496
  Reserve for doubtful accounts         (315)       (669)
                                      ------      ------
                                      21,823      33,989
Research and development tax
  credits receivable (see note 8)       --         2,546
Other                                    425         735
                                      ------      ------
                                    $ 22,248    $ 37,270
                                      ======      ======

The Company's exposure to credit loss in the event that payment is not received for revenue recognized equals the outstanding accounts receivable and unbilled services balance.

6. LONG-TERM DEBT

The Company has domestic and foreign lines of credit ("Credit Facility") with banks totalling approximately $13.7 million. The lines are collateralized by the Company's assets and bear interest at the respective bank's prime interest rates. On December 31, 1995 and 1996, there were no borrowings outstanding under the lines of credit. Borrowings available under the lines of credit are subject to certain financial and operating covenants.

7. OPERATING LEASES

The Company leases office space and office equipment under operating leases. Minimum rental commitments payable in future years under operating leases having an initial or remaining noncancelable term of one year or more are as follows (in thousands):

                     1997                    $ 5,367
                     1998                      5,314
                     1999                      5,428
                     2000                      5,686
                     2001                      5,566
                     Thereafter               55,920
                                             -------
                     Total minimum rentals   $83,281
                                             =======



Total rent expense for all operating leases was $2,149,000, $2,922,000, and $3,973,000 for the years ended December 31, 1994, 1995 and 1996, respectively.

8. INCOME TAXES

Significant components of the Company's deferred tax liabilities and assets as of December 31, 1995 and 1996 are as follows (in thousands):


                                                    1995      1996
                                                -------------------
Deferred tax assets:
  Advance billings and receivables              $   608    $ 2,252
  Accrued expenses                                   36        109
  Research and development
    credit carryforward                            --          523
  Undeducted research and
    development expenditures                       --        2,484
                                                 ------     ------
Total deferred tax assets                           644      5,368
Valuation allowance for
  deferred tax assets                              --         --
                                                 ------     ------
Net deferred tax assets                             644      5,368
Deferred tax liabilities:
  Depreciation and amortization                    (188)    (5,609)
                                                 ------     ------
Net deferred tax assets (liabilities)           $   456    $  (241)
                                                 ======     ======

The balance sheet classification of the net deferred tax assets (liabilities) is as follows (in thousands):

                                                  1995       1996
                                                 -----------------
Current deferred tax assets                     $   644    $ 2,361
Noncurrent deferred tax liabilities                (188)    (2,602)
                                                 ------     ------
Net deferred tax assets (liabilities)           $   456    $  (241)
                                                 ======     ======


For financial reporting purposes, income (loss) before income taxes includes the following components (in thousands):


                             1994       1995      1996
                          ------------------------------
Pretax income (loss):
  United States           $ 4,442    $ 6,106    $ 8,765
  Foreign                    (443)        59      1,030
                          -------    -------    -------
                          $ 3,999    $ 6,165    $ 9,795
                          =======    =======    =======


A deferred tax liability of $2,333,000 was recognized for the difference between the assigned values and the tax bases of the assets acquired in the Acquisition. The Canadian subsidiary qualifies for federal and Quebec Scientific Research and Development deductions and tax credits. Expenditures on certain capital assets are fully deductible or may be carried forward indefinitely until utilized. The tax credits are equal to 20% of certain capital and current expenditures. Quebec tax credits are fully refundable and unclaimed federal credits of $844,000 expire in 2003.

Undistributed earnings of the Company's foreign subsidiaries amounted to approximately $1,800,000 at December 31, 1996. Provision has not been made for U.S. or additional foreign taxes on undistributed earnings of foreign subsidiaries as those earnings have been permanently reinvested. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the various countries. It is not practicable to estimate the amount of deferred tax liability on foreign undistributed earnings which are intended to be permanently reinvested. Significant components of the provision for income taxes attributable to income before income taxes, extraordinary item and cumulative effect of accounting change are as follows (in thousands):


                                 DECEMBER 31
                         1994       1995       1996
                      --------------------------------
Current:
  Foreign             $    --    $    --    $  (602)
  Federal               1,591      2,170      4,191
  State and local         286        535      1,035
Deferred:
  Federal                 (10)      (113)    (1,317)
  State                   (21)       (28)      (319)
                       ------     ------     ------
Provision for
  income taxes        $ 1,846    $ 2,564    $ 2,988
                       ======     ======     ======



The Company's consolidated effective tax rate differed from the federal statutory rate as set forth below (in thousands):


                                      DECEMBER 31
                              1994       1995       1996
                            -----------------------------
Federal statutory rate      $ 1,360    $ 2,096    $ 3,330
State and local income
  taxes net of
  federal benefit               175        335        472
Research and
  development tax
  credits                      --         --       (1,106)
Amortization of excess
  of purchase price
  over net assets
  acquired and other
  intangible assets             161        161        194
Unrecognized benefit
  of foreign net
  operating losses              151       --           60
Tax-exempt investment
  income                       (136)      (200)      (191)
Other                           135        172        229
                             ------     ------     ------
                            $ 1,846    $ 2,564    $ 2,988
                             ======     ======     ======


9. STOCK OPTION PLAN

The 1989 Stock Option Plan, as amended, provides for the grant of options to purchase up to 1,350,000 shares of Common Stock to directors, officers and other key persons. On May 3, 1996, the Stockholders approved an increase to the options available to 2,025,000.

Information with respect to the 1989 Stock Option Plan is as follows:


                                                                     DEC. 31,
                                                                      1996
                                                                     WEIGHTED-
                                                                     AVERAGE
                                                                     EXERCISE
                          1994          1995         1996              PRICE
                         -------       -------     ---------         ---------
Options outstanding
 at January 1            862,538         960,984        1,014,156    $    4.67
  Granted                207,207         308,252          368,694        22.03
  Exercised              (34,377)       (125,187)        (135,081)        3.28
  Canceled               (74,384)       (129,893)        (114,479)       10.46
                         -------     -----------   --------------    ---------
Outstanding at
 December 31             960,984       1,014,156        1,133,290    $    9.90
                         =======     ===========   ==============    =========

Option price
 range at
 December 31       $.35 to $8.75  $.35 to $12.92   $.35 to $28.50
                   =============  ==============   ==============

Options exercisable
 at December 31          614,441         584,402          559,141    $    2.27
                     ===========  ==============   ==============    =========



At December 31, 1994, 1995 and 1996 there were 317,492, 139,133, and 559,887 shares, respectively, available for grant.

Under FAS 123, disclosure of exercise prices is required for the year ended 1996 only. The weighted-average fair value of options granted during 1996 was $13.33. The weighted-average remaining contractual life of all options is 6.7 years.

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation" (FAS 123), requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Pro forma information regarding net income and earnings per share is required by FAS 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1995 and 1996, respectively; risk-free interest rates of 6.26% and 5.99%; dividend yields of 0% and 0%; volatility factors of the expected market price of the Company's common stock of .55 and .55; and a weighted-average expected life of the option of three years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility.

Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows (in thousands except for earnings per share information):


                                       1995     1996
                                     ---------------
Net income                           $3,601   $6,807
Pro forma compensation expense
  from stock options, net of taxes      129      814
                                      -----    -----
Pro forma net income                 $3,472   $5,993
                                      =====    =====
Pro forma earnings per common
  and common equivalent share        $ 0.25   $ 0.38
                                      =====    =====

10. EMPLOYEE BENEFITS

The Company provides defined contribution plans for substantially all of its employees. Generally, the Company contributes to the plans based on employee contributions and may also make additional contributions based on annual profits.

The Company's contributions to the plans were $675,000, $768,000, and $1,364,000 for the years ended December 31, 1994, 1995 and 1996, respectively.

11. GEOGRAPHIC INFORMATION

The Company's operations involve a single industry segment providing preclinical and clinical research and development services. The principal financial information by geographic area is as follows (in thousands):

                                        YEAR ENDED DECEMBER 31
                                  1994         1995         1996
                               -----------------------------------
Net Revenue:
  North America                $  38,621    $  51,135    $  80,028
  International                    4,253        6,711       13,426
                                --------     --------     --------
                               $  42,874    $  57,846    $  93,454
                                ========     ========     ========

Operating Profit (loss):
  North America                $   4,166    $   5,803    $   9,022
  International                     (664)        (303)        (196)
                                --------     --------     --------
                               $   3,502    $   5,500    $   8,826
                                ========     ========     ========
Identifiable Assets:
  North America                $  47,163    $  54,992    $ 148,275
  International                    2,517        3,634        8,678
                                --------     --------     --------
                               $  49,680    $  58,626    $ 156,953
                                ========     ========     ========


SIGNIFICANT CUSTOMERS

The following sets forth the net service revenue generated under multiple contracts by clients who accounted for more than 10% of the Company's net service revenue during each of the periods presented (in thousands):

                      YEAR ENDED DECEMBER 31
Client               1994      1995    1996
------             -------------------------

A                  $ 9,158   $14,606      <10%
B                     <10%    10,423   $21,601
C                    5,648      <10%      <10%

12. CONTINGENCIES

In 1991, a customer commenced legal action against the predecessor of the Company's preclinical subsidiary claiming damages resulting from statistical errors in carrying out two clinical research studies. Judgement was rendered in February 1997 by the Superior Court of Montreal against the Company's subsidiary in the amount of $586,000 plus interest to accrue from September 1991. The customer has appealed the amount of judgement and the subsidiary's insurance company has appealed the portion of the judgement which obligates the insurance company to pay this claim. The preclinical subsidiary, now responsible for this action, has reserves adequate to cover the current judgement amount. The Company believes it is entitled, under certain circumstances and subject to certain limitations, to indemnification from a prior transferor for a portion of this claim.

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders
ClinTrials Research Inc.

We have audited the accompanying consolidated balance sheets of ClinTrials Research Inc. as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of ClinTrials Research Inc. at December 31, 1996 and 1995, and the results of operations and cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


                                                  /s/ Ernst & Young LLP


Nashville, Tennessee
January 31, 1997,
except for Note 12, as to which the
date is March 11, 1997

--------------------------------------------------------------------------------

ClinTrials Research Inc.
QUARTERLY FINANCIAL INFORMATION
(in thousands, except for per share amounts)

1996                                                     First          Second          Third         Fourth
                                                       ------------------------------------------------------
Net revenue                                            $17,670         $19,394         $25,362        $31,028
Income before income taxes                             $ 1,895         $ 2,129         $ 2,649        $ 3,122
Net income                                             $ 1,113         $ 1,276         $ 2,028        $ 2,390
Net income per share                                   $  0.08         $  0.09         $  0.12        $  0.13
Number of shares and common stock equivalents used
  in computing earnings per common and
  common equivalent share                               13,778          13,812          16,814         18,302
Market prices of common stock:
  High                                                   23.75           33.67           32.75          29.17
  Low                                                    13.00           22.67           20.00          16.88


1995                                                     First          Second          Third         Fourth
                                                       ------------------------------------------------------
Net revenue                                            $11,783         $13,491         $15,984        $16,588
Income before income taxes                             $ 1,224         $ 1,409         $ 1,734        $ 1,798
Net income                                             $   721         $   817         $   979        $ 1,084
Net income per share                                   $  0.05         $  0.06         $  0.07        $  0.08
Number of shares and common stock equivalents used
  in computing earnings per common and
  common equivalent share                               13,565          13,587          13,686         13,688
Market prices of common stock:
  High                                                    8.67            9.00           13.50          14.08
  Low                                                     6.00            6.92            8.67          11.33


1994                                                     First          Second          Third         Fourth
                                                       ------------------------------------------------------
Net revenue                                            $ 9,408         $10,651         $11,147        $11,668
Income before income taxes                             $   663         $   837         $ 1,155        $ 1,344
Net income                                             $   293         $   436         $   608        $   816
Net income per share                                   $  0.02         $  0.03         $  0.05        $  0.06
Number of shares and common stock equivalents used
  in computing earnings per common and
  common equivalent share                               13,527          13,493          13,478         13,503
Market prices of common stock:
  High                                                    9.17            7.92            5.75           7.00
  Low                                                     7.50            3.67            4.33           5.08





















--------------------------------------------------------------------------------