Form 10-K, Exhibit 13
period 1997-12-31
CLINTRIALS RESEARCH INC
filed 1998-03-31
CIK 870978

                                                                      EXHIBIT 13
ClinTrials Research Inc.
SELECTED CONSOLIDATED FINANCIAL DATA
(in thousands, except for per share amounts)

                                                   1993          1994         1995          1996           1997
                                                 --------       -------      -------      --------      ---------
STATEMENT OF OPERATIONS
Revenue:
  Service revenue                                $ 49,939       $67,763      $86,217      $123,703      $ 125,687
  Less subcontractor costs                         14,655        24,889       28,371        28,984         22,697
                                                 --------       -------      -------      --------      ---------
Net service revenue                                35,284        42,874       57,846        94,719        102,990
Operating costs and expenses:
  Direct costs                                     21,121        25,324       34,850        56,510         69,279
  Selling, general and administrative
      expenses                                     10,239        12,111       15,209        25,852         37,982
  Depreciation and amortization                     1,691         1,937        2,287         3,916          5,485
  Restructuring charge                                 --            --           --            --          1,650
                                                 --------       -------      -------      --------      ---------
Income (loss) from operations                       2,233         3,502        5,500         8,441        (11,406)

Other income (expense)                               (255)          497          665           972          1,204
                                                 --------       -------      -------      --------      ---------

Income (loss) before income taxes and
 cumulative effect of accounting change             1,978         3,999        6,165         9,413        (10,202)

Provision (benefit) for income taxes                1,180         1,846        2,564         2,988         (3,806)
                                                 --------       -------      -------      --------      ---------

Income (loss) before cumulative
  effect of accounting change                    $    798       $ 2,153      $ 3,601      $  6,425      $  (6,396)
                                                 ========       =======      =======      ========      =========
Net income (loss)                                $  1,041       $ 2,153      $ 3,601      $  6,425      $  (6,396)
                                                 ========       =======      =======      ========      =========
Basic Earnings per Share:
  Income (loss) before cumulative effect
     of accounting change                        $   0.08       $  0.16      $  0.27      $   0.42      $   (0.35)
                                                 ========       =======      =======      ========      =========
  Net income (loss)                              $   0.10       $  0.16      $  0.27      $   0.42      $   (0.35)
                                                 ========       =======      =======      ========      =========
  Weighted average common shares
     outstanding for computation                    9,989        13,109       13,497        15,447         18,156
Diluted Earnings per Share:
  Income (loss) before cumulative effect
    of accounting change                         $   0.08       $  0.16      $  0.26      $   0.40      $   (0.35)
                                                 ========       =======      =======      ========      =========
  Net income (loss)                              $   0.10       $  0.16      $  0.26      $   0.40      $   (0.35)
                                                 ========       =======      =======      ========      =========
  Weighted average common and dilutive
  common equivalent shares outstanding             10,379        13,500       13,882        15,927         18,156

BALANCE SHEET DATA (END OF
PERIOD)
Cash, cash equivalents, and held-to-
  maturity securities                            $ 22,130       $21,045      $17,031      $ 38,134      $  28,275
Working capital                                    12,088        14,044       16,867        51,925         44,641
Total assets                                       47,318        49,680       58,626       157,223        144,979
Stockholders' equity                               24,409        26,717       30,951       125,020        115,778

Note: Prior period amounts have been restated to give retroactive effect to the 1997 merger with Ovation, which was accounted for as a pooling of interests.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Company's Annual Report includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, statements containing the words "believes," "anticipates," "intends," "expects" and words of similar import. Such statements include statements concerning the Company's ability to obtain new business and to accurately estimate the timing of recognition of revenue in the backlog due to variability in size, scope and duration of projects, regulatory delays, study results which lead to reductions or cancellations of projects, other decisions totally within the control of its clients and its ability to immediately affect the level of operating expenses, as well as statements concerning the Company's business strategy, acquisition strategy, operations, cost savings initiatives, industry, economic performance, financial condition, liquidity and capital resources, existing government regulations and changes in, or the failure to comply with, governmental regulations. Such statements are subject to various risks and uncertainties. The Company's actual results may differ materially from the results discussed in such forward-looking statements because of a number of factors, including those identified in this Management's Discussion and Analysis of Financial Condition and Results of Operations and elsewhere in this Annual Report and the Risk Factors section included in Part I, Item 1 of the Company's Form 10-K for the year ended December 31, 1997. Although the Company believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that such statements included in this Annual Report will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the objectives and plans of the Company will be achieved. The forward-looking statements are made as of the date of this Annual Report and the Company assumes no obligation to update such statements or to update the reasons that actual results could differ from those projected in the forward-looking statements.

OVERVIEW

The Company is a full-service contract research organization ("CRO") serving the pharmaceutical, biotechnology and medical device industries. The Company designs, monitors and manages preclinical and clinical trials, provides clinical data management and biostatistical services and offers product registration and pharmacoeconomic services throughout the United States, Canada and Europe. The Company generates substantially all of its revenue from the preclinical and clinical testing of new pharmaceutical and biotechnology products.

The Company's contracts are typically fixed-price, multi-year contracts that usually require a portion of the contract amount to be paid at or near the time the trial is initiated. The Company generally bills its clients upon the completion of negotiated performance requirements and, to a lesser extent, on a date certain basis. The Company's contracts generally may be terminated with or without cause. In the event of termination, the Company is typically entitled to all sums owed for work performed through the notice of termination and all costs associated with termination of the study. In addition, at times some of the Company's contracts provide for an early termination fee, the amount of which usually declines as the trial progresses. Termination or delay in the performance of a contract may occur for various reasons, including, but not limited to, unexpected or undesired results, inadequate patient enrollment or investigator recruitment, production problems resulting in shortages of the drug, adverse patient reactions to the drug, or the client's decision to de-emphasize a particular trial.

Revenue for contracts is recognized on a percentage of completion basis as work is performed. Revenue is affected by the mix of trials conducted and the degree to which labor and facilities are utilized. The Company routinely subcontracts with third party investigators in connection with multi-site clinical trials and with other third party service providers for laboratory analysis and other specialized services. These costs are passed through to clients and, in accordance with industry practice, are included in service revenue. Subcontractor services may vary significantly from contract to contract; therefore, changes in gross service revenue may not be indicative of trends in revenue growth. Accordingly, the Company views net service revenue, which consists of service revenue less subcontractor costs, as its primary measure of revenue growth. The Company has had, and will continue to have, certain clients from which at least 10% of the Company's overall revenue is generated over multiple contracts. Such concentrations of business are not uncommon within the CRO industry.

Since it is common for clients to authorize projects and the Company to commence providing services before a contract is signed, the Company believes reported backlog should consist of anticipated net revenue from uncompleted projects which have been authorized by a client, through a written contract or otherwise. At December 31, 1997, backlog was approximately $101.3 million, as compared to approximately $140.7 million at December 31, 1996. The Company believes that backlog is not a consistent indicator of future results because backlog can be affected by a number of factors, including the variable size and duration of projects, many of which are performed over several years. Additionally, projects may be terminated by the client or delayed by regulatory authorities for many reasons, including unexpected test results. Moreover, the scope of a project can change during the course of a study.

The Company's core European operation consists of offices in Maidenhead, United Kingdom and Brussels, Belgium. The Company expanded its ability to perform international clinical trials by opening offices in Australia, Chile, France, and Israel in 1996 and Italy and Scotland in 1997. The Company has made significant investments in the marketing and infrastructure of its core European operations; however, net revenue has not sufficiently grown to cover the increased expense levels and in the fourth quarter of 1997 the Company decided to reduce its general and administrative workforce (see restructuring charge discussion below). The Company is focused on generating new business while controlling its cost structure.

Contracts between the Company's subsidiaries (primarily in Canada and to a lesser extent in the United Kingdom) and their clients may be denominated in a currency other than the local currency of the subsidiary. Because substantially all of the subsidiaries' expenses are paid in the local currency of the subsidiary, such subsidiaries' earnings related to these contracts could be affected by fluctuations in exchange rates. Generally, the Company attempts to contractually limit its future foreign exchange risks with its clients. In addition, the Company may use future foreign exchange contracts to hedge the risk of changes in foreign currency exchange rates associated with contracts in which the expenses for providing services are incurred in one currency and paid for by the client in another currency. The Company's subsidiaries located outside the United States generated approximately 50% of its net revenue for the year ended December 31, 1997. More than half of the non U.S. revenue was generated by the Company's Canadian subsidiary. Therefore, fluctuations in exchange rates may have a material effect on the earnings of the Company.

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


ACQUISITION OF BIO-RESEARCH LABORATORIES LTD. AND MERGER WITH OVATION

On July 31, 1996, the Company purchased, for $65.0 million in cash, all of the assets and assumed certain liabilities of Bio-Research Laboratories Ltd. of Montreal, Quebec ("Bio-Research"). Bio-Research is a leading contract research organization which provides services to clients in the pharmaceutical, biotechnology, chemical and medical device industries. Bio-Research designs and conducts preclinical trials, based primarily upon animal models, that produce the data required to assess and evaluate efficacy in and potential risks to humans. The acquisition was financed with the proceeds of a public offering of 4,485,000 shares of the Company's common stock at $20.00 per share on July 24, 1996 (as adjusted for the Company's three-for-two stock split). Net proceeds to the Company from the offering were approximately $84.9 million, $65.0 million of which was used to fund the acquisition. The operations of Bio-Research are included in the Company's results of operations from the date of the acquisition.

On June 1, 1997, the Company completed a merger with Ovation Healthcare Research, Incorporated ("Ovation"), a privately held pharmacoeconomic and consulting firm based in Highland Park, Illinois. The Company issued 250,000 shares of its Common Stock in the merger transaction, which was accounted for as a pooling of interests and, accordingly, the accompanying consolidated financial statements give retroactive effect to the merger and include the combined operations of the Company and Ovation.

RESTRUCTURING CHARGE

In the fourth quarter of 1997, the Company determined that its current revenue levels would not support its general and administrative cost structure. As a result, the Company recorded a $1.6 million restructuring charge for costs to be incurred in reducing its administrative workforce, primarily in Europe. At December 31, 1997, the entire $1.6 million restructuring charge is included in accrued expenses as no termination benefits were paid as of year end. The restructuring charge primarily represents the termination benefits and costs for the reduction of approximately 35 administrative employees to be completed in 1998.

RESULTS OF OPERATIONS

Year Ended December 31, 1997 Compared to Year Ended December 31, 1996

Net loss for the year ended December 31, 1997 was $6.4 million, or $0.35 diluted loss per share, compared to net income in the same period of 1996 of $6.4 million or $0.40 diluted earnings per share. Excluding the restructuring charge, the net loss for fiscal 1997 was $5.2 million or $0.29 diluted loss per share. This decrease is primarily attributable to the cancellations of contracts, aggregating approximately $37 million in backlog, which occurred in the fourth quarter of 1996 and first quarter of 1997 and the underperformance of the European operations. The decrease in backlog left the Company with unbillable resources related to those projects as well as a higher level of direct costs and selling, general and administrative expenses incurred to cover the expected higher revenue levels. None of the cancellations were related to service or quality problems. Backlog of future net revenue was $101.3 million (391 contracts from 108 clients) at December 31, 1997, compared to $102.1 million (407 contracts from 113 clients) at March 31, 1997 (following the contract cancellations). Due to the mix of contracts in backlog and the underperformance of the European operations, revenue recognized in 1997 was not sufficient to cover expenses and the Company incurred a loss for fiscal 1997. The Company is focusing its business development strategy on growing its core clinical business.

The Canadian dollar was weaker in fiscal 1997 than in fiscal 1996 in relation to the U.S. dollar, while the British pound was stronger in relation to the U.S. dollar. Excluding the effect of the changes in the average exchange rates from 1996 to 1997, the Company's diluted loss per share would have been $0.26 (excluding the restructuring charge) as compared to the $0.29 reported.

Net service revenue increased 8.7% to $103.0 million in fiscal 1997 from $94.7 million in fiscal 1996. Excluding revenue recognized related to Bio-Research (acquired July 31, 1996), net service revenue decreased 18.4%. This decrease resulted primarily from the cancellations of contracts previously discussed.

Direct costs increased 22.6% to $69.3 million in fiscal 1997 from $56.5 million in fiscal 1996. Costs in 1997 include a full year of Bio-Research's operations. Direct costs increased as a percentage of net service revenue to 67.3% from 59.7% due to unbillable resources resulting from the previously discussed project cancellations and underperformance of the European operations. Direct costs are based on the mix of contracts in progress and as a percentage of net revenue may fluctuate from period to period dependent upon the mix of contracts in the backlog. In addition, direct costs will fluctuate due to changes in labor and facility utilization.

Selling, general and administrative costs increased 46.9% to $38.0 million in fiscal 1997 from $25.9 million in fiscal 1996. Costs in 1997 include a full year of Bio-Research's operations. Selling, general and administrative costs increased as a percentage of net service revenue to 36.9% from 27.3%. The increase as a percentage of net revenue is primarily attributable to lower levels of revenue resulting from project cancellations and underperformance of the European operations. Selling, general and administrative costs, which primarily includes compensation for administrative employees and costs related to facilities, information technology and marketing, are relatively fixed in the near term while revenue is subject to fluctuation, therefore, minor variations in the timing of contracts or the progress of clinical trials (both delays and accelerations) may cause significant variations in quarterly operating results. In addition, the Company has incurred and will continue to incur costs related to expanded infrastructure required to open new offices or expand existing offices as described previously.

Depreciation and amortization expense increased 40.1% to $5.5 million in 1997 compared to $3.9 million in 1996. This increase is primarily attributable to amortization of goodwill and depreciation of property, plant and equipment incurred in the acquisition of Bio-Research.

Interest income, net of interest expense, increased to $1,204,000 in 1997 from $972,000 in 1996.

The Company's benefit for income taxes was $3.8 million in fiscal 1997 as compared to a provision of $3.0 million in fiscal 1996. The effective tax benefit rate in 1997 was 37.3% compared to an effective tax rate of 31.7% in 1996.

This increase in the effective rate is primarily the result of research and development tax credits generated by the Company's Canadian subsidiary partially offset by the unrecognized tax benefit associated with foreign net operating losses. Other significant items that create the difference between the Company's federal statutory and effective tax rates are state and local taxes, tax-exempt interest income and nondeductible amortization of goodwill. The Company, in general, will not record a tax asset related to a foreign jurisdiction for losses incurred in its foreign operations until such time, if any, that it has three years of profits in the applicable jurisdiction. However, the Company will recognize a tax benefit for losses incurred in its foreign operations as the subsidiary generates taxable income to the extent of the cumulative losses.

Year ended December 31, 1996 compared with year ended December 31, 1995

Net service revenue increased 63.7% to $94.7 million in 1996 from $57.8 million in 1995. Excluding $13.8 million of revenue recognized in 1996 related to Bio-Research, net service revenue increased 40.0%. This increase resulted primarily from an increase in the number of contracts under management and in the number of clients served. The backlog at December 31, 1996 was $140.7 million, representing 402 contracts from 114 clients, as compared to $90.2 million at December 31, 1995, representing 152 contracts from 43 clients.

Direct costs increased 62.2% to $56.5 million in 1996 from $34.9 million in 1995, and declined as a percentage of net service revenue to 59.7% from 60.2%. Direct costs, as a percentage of net revenue, may fluctuate from one period to the next based on the mix of contracts in the backlog as of any given date. In addition, direct costs may fluctuate due to changes in labor and facility utilization resulting from the growth the Company has experienced.

Selling, general and administrative costs increased 70.0% to $25.9 million in 1996 from $15.2 million in 1995, and increased as a percentage of net service revenue to 27.3% from 26.3%. The increase as a percentage of net revenue is primarily attributable to the inclusion of Bio-Research. Selling, general and administrative costs, which primarily includes compensation for administrative employees, facilities costs, and marketing costs, are relatively fixed in the near term and generally will increase at a lower rate than revenue. In addition, the Company has incurred and will continue to incur costs related to expanded infrastructure required to open new offices as described previously.

Depreciation and amortization expense increased 71.2% to $3.9 million in 1996 from $2.3 million in 1995, primarily due to the Company's preclinical operations.

Interest income, net of interest expense, increased to $972,000 in 1996 from $665,000 in 1995.

Consolidated income before income taxes increased to $9.4 million in 1996 from $6.2 million in 1995. The provision for income taxes was $3.0 million in 1996 as compared to $2.6 million in 1995 resulting in effective tax rates of 31.7% and 41.6%, respectively. The significant items that create the difference between the Company's federal statutory and effective tax rates are state and local taxes, research and development tax credits generated by the Company's Canadian subsidiary, tax-exempt interest income, nondeductible amortization of goodwill, and foreign net operating losses not previously recognized. The Company, in general, will not record a tax asset for losses incurred in its foreign operations until such time, if any, that it has three years of profits in the applicable jurisdiction. However, the Company will recognize a tax benefit for losses incurred in its foreign operations as the subsidiary generates taxable income to the extent of the cumulative losses.

LIQUIDITY AND CAPITAL RESOURCES

The Company's primary operating cash needs on both a short-term and long-term basis are the payment of salaries, office rent and travel expenses, as well as capital expenditures. The Company has historically financed these expenditures, as well as acquisitions, with cash flow from operations, issuances of equity securities and borrowings under its Credit Facilities as defined below. The Company utilizes its working capital to finance these expenditures pending receipt of its receivables. Contract receipts from the Company's clients vary according to the terms of each contract.

The Company's contracts usually require a portion of the contract amount to be paid at or near the time the trial is initiated. Payments are generally received upon the completion of negotiated performance requirements and, to a lesser extent, on a date certain basis throughout the life of the contract. Cash receipts do not correspond to costs incurred and revenue recognition (which is based on cost-to-cost type of percentage of completion accounting). Therefore, the Company's cash flow is influenced by the interaction of changes in receivables and advance billings. The Company typically receives a low volume of large-dollar cash receipts.

The Company has experienced a trend, which it expects will continue, in which clients place less emphasis on prepayments and greater emphasis on negotiated performance requirements. This trend has increased, and may continue to increase, days sales outstanding in accounts receivable. This trend could have an impact on the Company's ability to maintain its current level of working capital. The number of days sales outstanding in accounts receivable was 117 days at December 31, 1997, compared to 90 days at December 31, 1996. The number of days sales outstanding in accounts receivable net of advance billings was 82 days at December 31, 1997 compared to 52 days at December 31, 1996. The increase is primarily due to the change in payment methodology discussed above as well as a reduction in revenue resulting from the previously discussed contract cancellations.

The Company had cash and cash equivalents of $28.3 million at December 31, 1997 as compared to $38.1 million at December 31, 1996.

During the year ended December 31, 1997, net cash used by operating activities totaled $2.5 million, primarily due to a decrease in advance billings of $4.3 million, an increase in net tax receivables of $2.7 million, and a decrease in net payables to investigators of $0.4 million, which was partially offset by a decrease in accounts receivable of $1.2 million and an increase in accounts payable and accrued expenses of $3.5 million.

Cash used in investing activities of $7.0 million during fiscal 1997 consisted principally of capital expenditures. Capital expenditures have primarily been made for computer system additions and upgrades, personal computer equipment and expenditures on facility improvements. Annual capital expenditures were $3.8 million in 1995, $7.3 million in 1996 and $7.0 million in 1997. Capital expenditures are estimated to be approximately $12.0 million in 1998, of which approximately $2.1 million relates to leasehold improvements to be paid when the Company moves into its new leased space in Cary, North Carolina.

Subsequent to December 31, 1997, the Company replaced its $10.0 million domestic credit facility with a $15.0 million domestic credit facility which has expansion capabilities to $40.0 million. Credit availability under the Company's new domestic line of credit and its foreign line of credit (the "Credit Facilities") totals approximately $18.5 million. There were no borrowings outstanding under the lines of credit at December 31, 1997. Commitment availability at December 31, 1997 has been reduced by issued letters of credit of approximately $0.75 million. The lines are collateralized by certain of the Company's assets and amounts outstanding would bear interest at a fluctuating rate based either on the respective banks' prime interest rate or the London Interbank Offered Rate ("LIBOR"), as elected by the Company. Borrowings available under the lines of credit are subject to certain financial and operating covenants.

The Company expects to continue expanding its operations through internal growth and strategic acquisitions. The Company expects such activities will be funded from existing cash and cash equivalents, cash flow from operations, and available borrowings under its Credit Facilities. The Company estimates that such sources of cash will be sufficient to fund the Company's current operations, including expansions of its foreign operations, although some pressure on cash reserves is expected over the course of the next several months. There may be acquisition or other growth opportunities which require additional external financing, and the Company may from time to time seek to obtain additional funds from public or private issuances of equity or debt securities. There can be no assurances that such financings will be available on terms acceptable to the Company.

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

IMPACT OF ACCOUNTING STANDARDS

The Company adopted Financial Accounting Standards Board Statement No. 128, Earnings per Share ("SFAS No. 128") on December 31, 1997. SFAS No. 128 requires presentation of both Basic Earnings per Share ("Basic EPS") and Diluted Earnings per Share ("Diluted EPS"). Basic EPS is based on the weighted average number of shares of common stock outstanding during the year, while Diluted EPS also includes the dilutive effect of the Company's stock options. Prior period earnings per share amounts have been restated to present Basic EPS and Diluted EPS.

YEAR 2000 COMPLIANCE

The Year 2000 Issue is the result of certain computer programs being written using two digits rather than four digits to define the applicable year. This software recognizes a date using "00" as the year 1900 rather than 2000 which could result in system failures, miscalculations, etc. Based upon a recent assessment, the Company has determined certain software programs and computer hardware will be modified or replaced as part of its on-going capital expenditure program so that such programs are Year 2000 compliant. The cost associated with these modifications and/or replacement is not expected to be material to the Company. However, there can be no guarantee that the software of outside vendors on which the Company's systems rely will be timely converted.

EXCHANGE RATE FLUCTUATIONS

The Company conducts business in several foreign countries and as a result exposure exists to potentially adverse movement in foreign currency rates. The Company uses foreign exchange contracts to hedge the risk of changes in foreign currency exchange rates associated with contracts in which the expenses for providing services are incurred in one currency and paid for by the client in another currency. The objective of these contracts is to reduce the effect of foreign exchange rate fluctuations on the Company's operating results.

INCOME TAXES

The Company's financial statements do not reflect U.S. or additional foreign taxes on the possible distribution of undistributed earnings of foreign subsidiaries as those earnings have been permanently reinvested. Should the Company determine the need to distribute these undistributed earnings of foreign subsidiaries, it would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to various countries.

ClinTrials Research Inc.
CONSOLIDATED BALANCE SHEETS
(All dollar amounts are expressed in thousands)

                                                                DECEMBER 31
                                                         -------------------------
                                                            1996            1997
                                                         ---------       ---------
ASSETS
Current assets:
  Cash and cash equivalents                              $  38,134       $  28,275
  Accounts receivable                                       34,908          33,725
  Advance payments to investigators                            549             939
  Income taxes receivable                                    2,546           3,167
  Deferred income taxes                                      2,361           2,511
  Other current assets                                       3,028           2,531
                                                         ---------       ---------
Total current assets                                        81,526          71,148
Property, plant and equipment:
  Land, buildings and leasehold improvements                17,448          16,825
  Equipment                                                 20,567          25,625
  Furniture and fixtures                                     4,429           5,347
                                                         ---------       ---------
                                                            42,444          47,797
  Less accumulated depreciation and amortization             8,321          13,025
                                                         ---------       ---------
                                                            34,123          34,772
Other assets:
  Excess of purchase price over net assets acquired         41,493          38,687
  Other assets                                                  81             372
                                                         ---------       ---------
                                                            41,574          39,059
                                                         ---------       ---------
                                                         $ 157,223       $ 144,979
                                                         =========       =========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable                                       $   6,470       $   6,839
  Advance billings                                          14,797          10,468
  Payables to investigators                                  1,336           1,278
  Accrued expenses                                           4,712           7,739
  Income taxes payable                                       2,286             183
                                                         ---------       ---------
Total current liabilities                                   29,601          26,507
Deferred income taxes                                        2,602           2,694
Commitments and contingencies                                   --              --
Stockholders' equity:
  Preferred Stock, $.01 par value--1,000,000
    shares authorized; no shares
    issued or outstanding                                       --              --
  Common Stock, $.01 par value--50,000,000
    shares authorized; issued and
    outstanding 18,114,258 and 18,181,765
    shares in 1996 and 1997, respectively                      181             182
  Additional paid-in capital                               126,773         127,160
  Retained earnings (deficit)                               (2,917)         (9,313)
  Cumulative foreign currency translation
    adjustments                                                983          (2,251)
                                                         ---------       ---------
Total stockholders' equity                                 125,020         115,778
                                                         ---------       ---------
                                                         $ 157,223       $ 144,979
                                                         =========       =========


See accompanying notes to consolidated financial statements.

ClinTrials Research Inc.
CONSOLIDATED STATEMENTS OF OPERATIONS
(All dollar amounts are expressed in thousands, except for earnings per share)


                                                            YEAR ENDED DECEMBER 31
                                                    ----------------------------------------
                                                      1995            1996            1997
                                                    --------       ---------       ---------
Revenue:
  Service revenue                                   $ 86,217       $ 123,703       $ 125,687
  Less subcontractor costs                            28,371          28,984          22,697
                                                    --------       ---------       ---------
Net service revenue                                   57,846          94,719         102,990

Operating costs and expenses:
  Direct costs                                        34,850          56,510          69,279
  Selling, general and administrative
      expenses                                        15,209          25,852          37,982
  Depreciation and amortization                        2,287           3,916           5,485
  Restructuring charge                                    --              --           1,650
                                                    --------       ---------       ---------
Income (loss) from operations                          5,500           8,441         (11,406)
Other income (expense):
  Interest income                                        744           1,032           1,232
  Interest expense                                       (79)            (60)            (28)
                                                    --------       ---------       ---------
                                                         665             972           1,204
                                                    --------       ---------       ---------
Income (loss) before income taxes                      6,165           9,413         (10,202)
Provision (benefit) for income taxes                   2,564           2,988          (3,806)
                                                    --------       ---------       ---------
Net income (loss)                                   $  3,601       $   6,425       $  (6,396)
                                                    ========       =========       =========
Earnings (loss) per share:
  Basic                                             $   0.27       $    0.42       $   (0.35)
  Diluted                                           $   0.26       $    0.40       $   (0.35)
Number of shares and common stock equivalents
  used in computing earnings (loss) per share:
  Basic                                               13,497          15,447          18,156
  Diluted                                             13,882          15,927          18,156



See accompanying notes to consolidated financial statements.

 ClinTrials Research Inc.
 CONSOLIDATED STATEMENTS OF CASH FLOWS
 (All dollar amounts are expressed in thousands)

                                                                     YEAR ENDED DECEMBER 31
                                                              --------------------------------------
                                                                1995           1996           1997
                                                              --------       --------       --------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss)                                           $  3,601       $  6,425       $ (6,396)
  Adjustments to reconcile net income (loss) to
    net cash provided by (used in) operating activities:
      Depreciation and amortization of property,
        plant and equipment                                      1,660          3,278          4,999
      Amortization of other assets                                 627            900          1,326
      Deferred income taxes                                       (141)        (1,636)           (58)
      Loss on disposal/write-down of fixed assets                   --             --            322
      Other                                                         69             --              7
      Changes in operating assets and liabilities:
          Accounts receivable                                   (7,790)        (3,988)         1,183
          Advance billings                                       7,814         (6,985)        (4,329)
          Payables to investigators                             (2,697)        (2,154)           (58)
          Accounts payable and accrued expenses                   (241)         2,690          3,470
          Advance payments to investigators                     (3,579)         3,383           (390)
          Income taxes                                            (212)          (860)        (2,724)
          Other assets and liabilities                              98           (953)           141
                                                              --------       --------       --------
  Net cash provided by (used in) operating activities             (791)           100         (2,507)

CASH FLOWS FROM INVESTING ACTIVITIES
      Purchases of property, plant and equipment, net           (3,787)        (7,318)        (6,962)
      Acquisition of business, net of cash acquired                 --        (59,047)            --
      Purchases of held-to-maturity securities                  (4,006)            --             --
      Maturities of held-to-maturity securities                  6,554          1,524             --
                                                              --------       --------       --------
  Net cash used in investing activities                         (1,239)       (64,841)        (6,962)

CASH FLOWS FROM FINANCING ACTIVITIES
      Proceeds from sales of Common Stock                          658         86,766            381
                                                              --------       --------       --------
  Net cash provided by financing activities                        658         86,766            381
Effect of exchange rate changes on cash                            (25)           602           (771)
                                                              --------       --------       --------
Increase (decrease) in cash and cash equivalents                (1,397)        22,627         (9,859)
Cash and cash equivalents at beginning of year                  16,904         15,507         38,134
                                                              --------       --------       --------
Cash and cash equivalents at end of year                      $ 15,507       $ 38,134       $ 28,275
                                                              ========       ========       ========
Supplemental cash flow information:
  Interest paid                                               $     39       $     28       $     16
                                                              ========       ========       ========
  Income tax payments (receipts)                              $  2,589       $  1,543       $ (1,024)
                                                              ========       ========       ========
  Equipment purchased included in accounts payable            $     66       $    507       $    611
                                                              ========       ========       ========


See accompanying notes to consolidated financial statements.

ClinTrials Research Inc.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(All dollar amounts are expressed in thousands)

                                                                                         CUMULATIVE
                                                                                           FOREIGN
                                         COMMON STOCK        ADDITIONAL     RETAINED      CURRENCY
                                    ---------------------      PAID-IN      EARNINGS     TRANSLATION
                                      SHARES       AMOUNT      CAPITAL      (DEFICIT)    ADJUSTMENTS       TOTAL
                                    ----------     ------     --------      --------     -----------     ---------
Balance at January 1, 1995          13,368,990      $133      $ 39,397      $(12,943)      $   130       $  26,717
  Exercise of stock options            125,187         1           347            --            --             348
  Tax benefit from exercise
    of stock options                        --        --           310            --            --             310
  Foreign currency translation
    adjustments                             --        --            --            --           (25)            (25)
  Net income                                --        --            --         3,601            --           3,601
                                    ----------      ----      --------      --------       -------       ---------
Balance at December 31, 1995        13,494,177       134        40,054        (9,342)          105          30,951
  Secondary offering, net of
    cash offering costs              4,485,000        45        84,856            --            --          84,901
  Exercise of stock options            135,081         2           356            --            --             358
  Tax benefit from exercise
    of stock options                        --        --         1,507            --            --           1,507
  Foreign currency translation
    adjustments                             --        --            --            --           878             878
  Net income                                --        --            --         6,425            --           6,425
                                    ----------      ----      --------      --------       -------       ---------
Balance at December 31, 1996        18,114,258       181       126,773        (2,917)          983         125,020
  Exercise of stock options             67,507         1           380            --            --             381
  Foreign currency translation
     adjustments                            --        --            --            --        (3,234)         (3,234)
  Net loss                                  --        --            --        (6,396)           --          (6,396)
  Other                                     --        --             7            --            --               7
                                    ----------      ----      --------      --------       -------       ---------
Balance at December 31, 1997        18,181,765      $182      $127,160      $ (9,313)      $(2,251)      $ 115,778
                                    ==========      ====      ========      ========       =======       =========

See accompanying notes to consolidated financial statements.

ClinTrials Research Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Years Ended December 31, 1995, 1996 and 1997)

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

On June 1, 1997, the Company completed a merger with Ovation Healthcare Research, Incorporated ("Ovation"), a privately held pharmacoeconomic and consulting firm based in Highland Park, Illinois. The Company issued 250,000 shares of its common stock in the merger transaction, which was accounted for as a pooling of interests and, accordingly, the accompanying consolidated financial statements give retroactive effect to the merger and include the combined operations of the Company and Ovation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The accompanying financial statements include the accounts of ClinTrials Research Inc. and its subsidiaries. All material intercompany balances and transactions have been eliminated.

ESTIMATES

Judgment and estimation is exercised by management in certain areas of the preparation of the financial statements including revenue recognition, reserves for self-insurance risks and the allowance for uncollectible accounts. Management believes that such estimates are fairly stated.

FOREIGN CURRENCIES

For subsidiaries outside of the United States that operate in a local currency environment, assets and liabilities are translated to United States dollars at year-end exchange rates. Income and expense items are translated at the average rates of exchange prevailing during the year. Translation adjustments are accumulated in a separate component of stockholders' equity. Transaction gains and losses are included in the determination of net income.


CASH, CASH EQUIVALENTS AND HELD-TO-MATURITY SECURITIES

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

Depreciation is provided on the straight-line method over the estimated useful lives of the respective properties, which approximate 5 to 40 years.


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


EXCESS OF PURCHASE PRICE OVER NET ASSETS ACQUIRED

Costs in excess of the net asset value are being amortized over periods of 20 to 40 years using the straight-line method. The carrying value of the excess of purchase price over net assets acquired is reviewed if the facts and circumstances suggest that it may be impaired. If this review indicates that the excess of purchase price over net assets acquired will not be recoverable, as determined based on the undiscounted cash flows of the entity acquired over the remaining amortization period, the Company's carrying value of the excess of purchase price over net assets acquired is reduced by the estimated shortfall of cash flows. Accumulated amortization of the excess of purchase price over fair value of assets acquired was approximately $3,228,000, and $4,530,000 at December 31, 1996 and 1997, respectively.


FOREIGN CURRENCY HEDGING

Foreign exchange forward contracts are legal agreements between two parties to purchase and sell foreign currency for a specified price, with delivery and settlement in the future. The Company uses foreign exchange contracts to hedge the risk of changes in foreign currency exchange rates associated with contracts in which the expenses for providing services are incurred in one currency and paid for by the client in another currency. The Company recognizes changes in value in income only when contracts are settled. At December 31, 1997, the Company's Canadian subsidiary had outstanding contracts to purchase $800,000 United States dollars per month through April 1998 at an average rate of 1.3667 Canadian dollars per United States dollar.


EARNINGS PER SHARE

The Company adopted Financial Accounting Standards Board Statement No. 128, "Earnings per Share" ("SFAS No. 128") on December 31, 1997. SFAS No. 128 requires presentation of both Basic Earnings per Share ("Basic EPS") and Diluted Earnings per Share ("Diluted EPS"). Basic EPS is based on the weighted average number of shares of common stock outstanding during the year. Diluted EPS also includes the dilutive effect of common stock equivalents, which consists of stock options representing 385,000 and 480,000 equivalent shares for the years ended December 31, 1995 and 1996, respectively. Diluted loss per share for the year ended December 31, 1997 does not include common stock equivalents of 391,000 as their effect would be anti-dilutive. Prior period earnings per share amounts have been restated to present Basic EPS and Diluted EPS.


RECLASSIFICATIONS

Certain prior period amounts have been reclassified in order to conform to current period presentation. Such reclassifications had no material effect on the financial position and results of operations as previously reported.

3. RESTRUCTURING OF OPERATIONS

In the fourth quarter of 1997, the Company determined that its current revenue levels would not support its general and administrative cost structure. As a result, the Company recorded a $1,650,000 restructuring charge for costs to be incurred in reducing its administrative workforce. At December 31, 1997, the entire $1,650,000 restructuring charge is included in accrued expenses as no termination benefits were paid as of year end. The restructuring charge primarily represents the termination of benefits and costs for the reduction of approximately 35 administrative employees to be completed in 1998.

4. STOCK SPLIT

On October 25, 1996, the Board of Directors declared a 3-for-2 stock split to be effected in the form of a stock dividend of one-half share for each share of Company common stock outstanding as of the record date, November 11, 1996. The dividend was distributed to shareholders on November 25, 1996. The stated par value was not changed from $0.01. A total of $60,000 was reclassified from the Company's additional paid-in capital to the Company's common stock account. Earnings per share, stock option and market price data referred to in the financial statements and notes hereto have been adjusted retroactively to give effect to the stock split.

5. ACQUISITION

On July 31, 1996, the Company purchased for $65.0 million in cash all of the assets and assumed certain liabilities (the "Acquisition") of Bio-Research Laboratories Ltd. of Montreal, Quebec ("Bio-Research"). The Acquisition was financed with the proceeds of a public offering of 4,485,000 shares of the Company's common stock at $20.00 per share on July 24, 1996. Net proceeds to the Company from the offering were approximately $84.9 million, $65.0 million of which was used to fund the Acquisition.

The Acquisition was accounted for under the purchase method of accounting. The purchase price was allocated to the tangible and intangible assets acquired and liabilities assumed based upon their fair values. The purchase price allocation was as follows (in thousands):


Current assets                                           $16,468
Current liabilities assumed                               (9,635)
Property, Plant and Equipment                             23,141
Excess purchase price over net assets acquired            35,026
                                                         -------
                                                         $65,000
                                                         =======

Operations of the acquired business are included in the Company's results of operations from the date of the Acquisition.

The following represents the unaudited pro forma results of operations as if the Acquisition had occurred as of January 1 of the respective periods for the years ended December 31 (in thousands, except for per share data):

                                 1995          1996
                                -------      --------
Net service revenue             $84,188      $110,597
Income before income taxes        7,906         9,658
Net income                        6,368         7,336
Earnings per share:
  Basic                         $  0.38      $   0.42
  Diluted                       $  0.37      $   0.41
Weighted average shares
  outstanding:
  Basic                          16,971        17,471
  Diluted                        17,356        17,951

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


6. ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following at December 31 (in thousands):

                                 1996          1997
                                -------      --------
Trade:
  Billed                        $22,290      $ 21,306
  Unbilled                       12,624        12,485
  Allowance for doubtful
    accounts                       (744)         (883)
                                -------      --------
                                 34,170        32,908
Other                               738           817
                                -------      --------
                                $34,908      $ 33,725
                                =======      ========

The Company's exposure to credit loss in the event that payment is not received for revenue recognized equals the outstanding accounts receivable and unbilled services balance.

7. CREDIT FACILITIES

Subsequent to December 31, 1997, the Company replaced its $10.0 million domestic credit facility with a $15.0 million domestic credit facility which has expansion capabilities to $40.0 million. Credit availability under the Company's new domestic line of credit and foreign line of credit (the "Credit Facilities") totals approximately $18.5 million. The lines are collateralized by certain of the Company's assets and bear interest at a fluctuating rate based either on the respective banks' prime interest rate or the London Interbank Offered Rate ("LIBOR"), as elected by the Company. On December 31, 1996 and 1997, there were no borrowings outstanding under the lines of credit. Commitment availability at December 31, 1997 has been reduced by issued letters of credit of approximately $750,000. Borrowings available under the lines of credit are subject to certain financial and operating covenants.

8. OPERATING LEASES

The Company leases office space and office equipment under operating leases. Minimum rental commitments payable in future years under operating leases having an initial or remaining noncancelable term of one year or more are as follows (in thousands):


                    1998                       $ 8,089
                    1999                         6,805
                    2000                         7,016
                    2001                         6,888
                    2002                         6,873
                    Thereafter                  50,506
                                               -------
                    Total minimum rentals      $86,177
                                               =======

The 1998 minimum rental commitments of $8,089,000 above includes $2,114,000 of leasehold improvements to be paid when the Company moves into its new leased space in Cary, North Carolina.

Total rent expense for all operating leases was approximately $2,922,000 and $3,973,000 and $5,584,000 for the years ended December 31, 1995, 1996 and 1997, respectively.

9. INCOME TAXES

Significant components of the Company's deferred tax liabilities and assets as of December 31 are as follows (in thousands):

                                                       1996          1997
                                                     -------       -------
 Deferred tax assets:
   Advance billings and receivables                  $ 2,252       $ 2,060
   Accrued expenses                                      109           451
   Research and development
     credit carryforward                                 523         1,532
   Undeducted research and
     development expenditures                          2,484         1,952
   Other                                                  --           388
                                                     -------       -------
 Total deferred tax assets                             5,368         6,383
 Valuation allowance for
   deferred tax assets                                    --            --
                                                     -------       -------
 Net deferred tax assets                               5,368         6,383
 Deferred tax liabilities:
   Depreciation and amortization                      (5,609)       (6,566)
                                                     -------       -------
 Net deferred tax assets (liabilities)               $  (241)      $  (183)
                                                     =======       =======

The balance sheet classification of the net deferred tax assets (liabilities) is as follows at December 31 (in thousands):

                                                      1996          1997
                                                     -------       -------
Current deferred tax assets                          $ 2,361      $  2,511
Net noncurrent deferred tax liabilities               (2,602)       (2,694)
                                                     -------       -------
Net deferred tax assets (liabilities)                $  (241)     $   (183)
                                                     =======      ========

For financial reporting purposes, income (loss) before income taxes for the years ended December 31 includes the following components (in thousands):



                                                   1995          1996          1997
                                                  -------       -------       -------
Income (loss) before income taxes:
  United States                                   $ 6,106       $ 8,383       $(7,745)
  Foreign                                              59         1,030        (2,457)
                                                  -------       -------       -------
                                                  $ 6,165       $ 9,413      $(10,202)
                                                  =======       =======       =======


The Company's Canadian subsidiary qualifies for federal and Quebec Scientific Research and Development deductions and tax credits. Expenditures on certain capital assets are fully deductible or may be carried forward indefinitely until utilized. The tax credits are equal to 20% of certain capital and current expenditures. The tax credits are accounted for using the flow through method, in which the credits are recognized as a reduction of income taxes in the year the credit arises.

Undistributed earnings of the Company's foreign subsidiaries amounted to approximately $6,686,000 at December 31, 1997. Provision has not been made for U.S. or additional foreign taxes on undistributed earnings of foreign subsidiaries as those earnings have been permanently reinvested. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the various countries. It is not practicable to estimate the amount of deferred tax liability on foreign undistributed earnings which are intended to be permanently reinvested. Significant components of the provision (benefit) for income taxes for the years ended December 31 are as follows (in thousands):

                                                   1995          1996          1997
                                                  -------       -------       -------
Current:
  Foreign                                         $    --       $  (602)      $(1,261)
  Federal                                           2,170         4,191        (2,517)
  State and local                                     535         1,035            30
Deferred:
  Federal                                            (113)       (1,317)          253
  State                                               (28)         (319)         (311)
                                                  -------       -------       -------
Provision (benefit) for
  income taxes                                    $ 2,564       $ 2,988       $(3,806)
                                                  =======       =======       =======


The Company's consolidated effective tax rate differed from the federal statutory rate for the years ended December 31 as set forth below (in thousands):


                                                   1995          1996          1997
                                                  -------       -------       -------
Federal statutory rate                            $ 2,096       $ 3,200       $(3,469)
State and local income taxes
   net of federal benefit                             335           472          (185)
Research and development
    tax credits                                        --        (1,106)       (2,532)
Amortization of excess of
    purchase price over net assets
    acquired and other intangible
    assets                                            161           194           242
Unrecognized benefit of
    foreign net operating losses                       --            60         2,279
 Tax-exempt investment income                        (200)         (191)         (156)
 Other                                                172           359            15
                                                  -------       -------       -------
                                                  $ 2,564       $ 2,988       $(3,806)
                                                  =======       =======       =======

10. STOCK OPTION PLAN

The 1989 Stock Option Plan, as amended, provides for the grant of options to purchase up to 1,350,000 shares of Common Stock to directors, officers and other key persons. On May 3, 1996, the Stockholders approved an increase to the options available to 2,025,000.

Information with respect to the 1989 Stock Option Plan is as follows:

                                                                                                  Weighted-Average
                                                                                                   Exercise Price
                                                                                                   at December 31
                                                                                                  ------------------
                                                       1995           1996            1997         1996       1997
                                                    ----------      ----------      ----------    --------   --------

Options outstanding at January 1                       960,984       1,014,156       1,133,290    $   4.67   $   9.90
  Granted                                              308,252         368,694         826,377    $  22.03   $   8.36
  Exercised                                           (125,187)       (135,081)        (67,507)   $   3.28   $   5.87
  Canceled                                            (129,893)       (114,479)       (555,581)   $  10.46   $  17.83
                                                    ----------      ----------      ----------
Outstanding at December 31                           1,014,156       1,133,290       1,336,579    $   9.90   $   5.86
                                                    ==========      ==========      ==========

Option price range at
  December 31                                   $.35 to $12.92  $.35 to $28.50  $.35 to $12.92


Options exercisable
 at December 31                                        584,402         559,141         634,214    $   2.27   $   3.04

At December 31, 1995, 1996 and 1997 there were 139,133 and 559,887 and 289,091 shares, respectively, available for grant. Under SFAS No. 123, disclosure of exercise prices is required for the year ended 1996 and 1997 only. The weighted-average fair value of options granted during 1997 was $3.19. The weighted-average remaining contractual life of all options outstanding at December 31, 1997 is 6.8 years.

On April 18, 1997, the Company repriced options to purchase 403,000 shares with exercise prices between $12.67 and $28.50 with options to purchase 362,595 shares at an exercise price of $8.38 (which exceeded the closing market price on April 18, 1997 of $7.63). The repricing excluded options held by the Company's top two executives (its President/Chief Executive Officer and Executive Vice President - Worldwide Operations).

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"), and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under Financial Accounting Standards Board Statement No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB No. 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Pro forma information regarding net income (loss) and earnings (loss) per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No.
123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1995, 1996 and 1997, respectively; risk-free interest rates of 6.26%, 5.99% and 6.10%; dividend yields of 0%, 0% and 0%; volatility factors of the expected market price of the Company's common stock of .55, .55 and .59; and a weighted-average expected life of the option of three years.

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

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows for the years ended December 31 (in thousands, except for earnings per share information):


                                                    1995          1996          1997
                                                  -------       -------       -------
Net income (loss)                                 $ 3,601       $ 6,425       $(6,396)
Pro forma compensation expense
   from stock options, net of taxes                   129           814         1,561
                                                  -------       -------       -------
Pro forma net income (loss)
                                                  $ 3,472       $ 5,611       $(7,957)
                                                  =======       =======       =======
Pro forma earnings (loss) per share:
   Basic EPS                                      $  0.26       $  0.36       $ (0.44)
                                                  =======       =======       =======
   Diluted EPS                                    $  0.25       $  0.35       $ (0.44)
                                                  =======       =======       =======


11. EMPLOYEE BENEFITS

The Company provides defined contribution plans for substantially all of its employees. Generally, the Company contributes to the plans based on employee contributions and may also make additional discretionary contributions.

The Company's expense for its contributions to the plans was approximately $768,000 and $1,364,000 and $1,976,000 for the years ended December 31, 1995,
1996 and 1997, respectively.


12. OTHER FINANCIAL INFORMATION

The Company's operations involve a single industry segment providing preclinical and clinical research and development services. The principal financial information by geographic area is as follows for the years ended December 31 (in thousands):


                                                   1995          1996          1997
                                                  -------       -------       -------
Net revenue:
  North America                                   $51,135       $81,293       $88,278
  International                                     6,711        13,426        14,712
                                                  -------       -------      --------
                                                  $57,846       $94,719      $102,990
                                                  =======       =======      ========

Operating profit (loss):
  North America                                   $ 5,803       $ 8,637       $(3,898)
  International                                      (303)         (196)       (7,508)
                                                  -------       -------      --------
                                                  $ 5,500       $ 8,441      $(11,406)
                                                  =======       =======      ========
Identifiable assets:
  North America                                   $54,992      $148,545      $133,709
  International                                     3,634         8,678        11,270
                                                  -------       -------      --------
                                                  $58,626      $157,223      $144,979
                                                  =======      ========      ========


Net service revenue generated under multiple contracts by clients who accounted for more than 10% of the Company's net service revenue for the years ended December 31 are as follows (in thousands):

          Client                                    1995          1996          1997
          ------                                  -------       -------       -------
            A                                     $14,606         <10%          <10%
            B                                     $10,423       $21,601       $13,694


13. CONTINGENCIES

In 1991, a customer commenced legal action against the predecessor of the Company's preclinical subsidiary claiming damages resulting from statistical errors in carrying out two clinical research studies. Judgment was rendered in February 1997 by the Superior Court of Montreal against the Company's preclinical subsidiary in the amount of approximately $560,000 plus interest to accrue from September 1991. The Company's preclinical subsidiary, now responsible for this action, has reserves adequate to cover the current judgment amount. The Company's preclinical subsidiary has appealed the amount of the judgment and the subsidiary's insurance company has appealed the portion of the judgment which obligates the insurance company to pay the insurance claim related to this litigation. The Company believes it is entitled, subject to certain limitations, to indemnification from a former owner of the predecessor for a portion of this claim. In the opinion of management, the ultimate resolution of such pending legal proceedings will not have a material effect on the Company's financial position or results of operations.

14. SUBSEQUENT EVENT

Subsequent to December 31, 1997, the Company paid $1,500,000 cash for the option to purchase MPI Research, a drug safety and pharmaceutical development company located in Mattawan, Michigan. MPI Research is owned by Dr. Jerry R. Mitchell, who became the Company's Chief Executive Officer and President in February 1998, and William U. Parfet, a consultant to the Company. The Company's option to purchase MPI Research at fair market value has a 26 month term.

REPORT OF INDEPENDENT AUDITORS


Board of Directors and Stockholders ClinTrials Research Inc.

We have audited the accompanying consolidated balance sheets of ClinTrials Research Inc. as of December 31, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of ClinTrials Research Inc. at December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


                                               /s/ ERNST & YOUNG LLP


Nashville, Tennessee
January 30, 1998

ClinTrials Research Inc.
QUARTERLY FINANCIAL INFORMATION
(in thousands, except for per share amounts)


              1997                                        First     Second       Third      Fourth*
                                                         -------   --------    --------    --------
Net revenue                                              $28,603   $ 25,995    $ 24,199    $ 24,193
Income (loss) before income taxes                        $   871   $ (1,893)   $ (3,964)   $ (5,216)
Net income (loss)                                        $   748   $ (1,480)   $ (2,775)   $ (2,889)
Earnings (loss) per share:
    Basic                                                $  0.04   $  (0.08)   $  (0.15)   $  (0.16)
    Diluted                                              $  0.04   $  (0.08)   $  (0.15)   $  (0.16)
Number of shares and dilutive common stock equivalents
used in computing earnings per share:
    Basic                                                 18,117     18,146      18,180      18,181
    Diluted                                               18,522     18,146      18,180      18,181
Market prices of common stock:
     High                                                $ 32.00   $  12.63    $  12.69    $   9.38
     Low                                                 $  7.75   $   6.50    $   8.25    $   6.25


              1996**                                      First     Second       Third      Fourth
                                                         -------   --------    --------    --------
Net revenue                                              $17,986   $ 19,710    $ 25,678    $ 31,345
Income before income taxes                               $ 1,800   $  2,034    $  2,554    $  3,025
Net income                                               $ 1,018   $  1,181    $  1,933    $  2,293
Earnings per share:
    Basic                                                $  0.08   $   0.09    $   0.12    $   0.13
    Diluted                                              $  0.07   $   0.08    $   0.11    $   0.12
Number of shares and dilutive common stock equivalents
used in computing earnings per share:
    Basic                                                 13,501     13,543      16,578      18,112
    Diluted                                               14,028     14,062      17,064      18,552
Market prices of common stock:
     High                                                $ 23.75   $  33.67    $  32.75    $  29.17
     Low                                                 $ 13.00   $  22.67    $  20.00    $  16.88


              1995                                        First     Second       Third      Fourth
                                                         -------   --------    --------    --------
Net revenue                                              $11,783   $ 13,491    $ 15,984    $ 16,588
Income before income taxes                               $ 1,224   $  1,409    $  1,734    $  1,798
Net income                                               $   721   $    817    $    979    $  1,084
Earnings per share:
    Basic                                                $  0.05   $   0.06    $   0.07    $   0.08
    Diluted                                              $  0.05   $   0.06    $   0.07    $   0.08
Number of shares and dilutive common stock
equivalents used in computing earnings per share:
     Basic                                                13,369     13,405      13,464      13,492
     Diluted                                              13,815     13,837      13,936      13,938
Market prices of common stock:
     High                                                $  8.67   $   9.00    $  13.50    $  14.08
     Low                                                 $  6.00   $   6.92    $   8.67    $  11.33

 * The fourth quarter of 1997 includes $1,650 ($1,169 net of tax) restructuring charge primarily related to termination costs associated with the severance of certain general and administrative personnel.
** Quarterly results for 1996 have been restated to give retroactive effect to the 1997 merger with Ovation, which was accounted for as a pooling of interests.